03034980

October 9, 2003

Act: 33
Section: 2(a)(3)
Rule:
Public
Availability: 10-9-03

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Goldman, Sachs & Co.
Incoming letter dated October 6, 2003

Based on the facts presented, the Division's views in respect of Section 5 of the Securities Act are set forth below. Capitalized terms have the same meanings defined in your letter.

After offers and sales made as described in your letter of the Maximum Number of Shares deliverable pursuant to a forward or option-based Contract between an Issuer and a GS Entity have been registered under Section 5 of the Securities Act and prospectuses are delivered in connection with sales by the GS Entity of such Maximum Number of Shares deliverable pursuant the Contract:

- the existence of the Contract will not affect an exemption otherwise available to the GS Entity from (i) the registration requirement under the Securities Act for offers and sales of Shares exceeding the Maximum Number of Shares in connection with its dynamic hedging activities relating to its exposure under the Contract, as described in your letter, and (ii) the requirement to deliver a prospectus in connection with such sales, in each case assuming that Pledged Shares, Loaned Shares and Shares delivered on settlement of the Contract (or purchased in the open market in connection with cash or net physical settlement of the Contract) are not used to settle any such sales and are only used to close out open borrowings created in the course of the GS Entity's hedging activities related to its exposure under the Contract or, with respect to Shares so delivered in settlement of the Contract or so purchased in the open market, to replace Pledged Shares or Loaned Shares returned to the Issuer by the GS Entity; and

- the GS Entity may deliver, during the term of and at settlement of the Contract, to close out open borrowings of stock created in the course of its hedging activities relating to its exposure under the Contract, up to the Maximum Number of Shares in the aggregate as described in your letter, (i) Shares that have been delivered upon settlement of the Contract, (ii) Shares purchased in the open market in connection with cash or net physical settlement of the Contract, or (iii) rehypothecated or borrowed Pledged Shares and Loaned Shares (but only if the aggregate number of Pledged Shares rehypothecated or borrowed, Loaned Shares borrowed and any Shares delivered on settlement of the Contract or so purchased in the open market does not exceed the Maximum Number of Shares, after giving effect to the netting, or the replacement of Pledged Shares or Loaned Shares returned to the Issuer, described in your letter), without additional registration of the delivery of such Shares and without delivering prospectuses in connection with the delivery of such Shares.

We express no views as to registration under Section 5 of the Securities Act, exemptions from registration, or the delivery of prospectuses in connection with the transactions described in your letter, other than as set forth above.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require a different conclusion.

Sincerely,

David M. Lynn
Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2003

Robert W. Reader
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

Leslie N. Silverman
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006-1470

Re: Goldman, Sachs & Co

Dear Mr. Reader & Mr. Silverman:

In regard to your letter of October 6, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

October 6, 2003

By Hand

Paula Dubberly, Esq.,
Associate Director (Legal),
Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Hedging Derivative Transactions with an Issuer on a Registered Basis

Dear Ms. Dubberly:

We are writing to seek interpretive advice regarding the sale of equity securities ("Shares") by Goldman, Sachs & Co. or one of its affiliates (a "GS Entity") in connection with its entry into a derivative contract (a "Contract") with the issuer (the "Issuer") of the Shares and with the GS Entity's ongoing purchases and sales of Shares during the term of that Contract. In particular, we wish to confirm that, in the circumstances discussed herein, if the maximum number of Shares deliverable pursuant to the Contract (the "Maximum Number of Shares") are registered under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), and prospectuses are delivered in connection with the GS Entity's sale of the Maximum Number of Shares, then (i) further sales of Shares by the GS Entity in connection with the GS Entity's hedging activities, that are settled with unrestricted Shares acquired otherwise than from the Issuer would not require registration of additional Shares under the Securities Act, and would not require the delivery of a prospectus in connection therewith; and (ii) delivery of Shares (issued pursuant to a Contract or pledged or loaned by the Issuer in connection with a Contract) during the term of, or at the maturity of, a Contract, up to the Maximum Number of Shares, to close out open borrowings of stock created in the course of such hedging activities would not require registration of additional Shares under the Securities Act, and would not require the delivery of a prospectus.

I. Background

A. Description of Contracts

Generally, each Contract would be structured as a forward or an option-based transaction (i.e., a transaction involving one or more options) between the GS Entity and the relevant Issuer.[1] In the case of a forward, the Contract would provide for the sale of Shares by the Issuer to the GS Entity at a fixed price or at a price determined by reference to the market price of the Shares over a specified period of time or to the timing of the GS Entity's payment to the Issuer pursuant to the Contract. The GS Entity would pay the purchase price in full at the time of entering into the Contract (a "pre-paid forward"). Alternatively, the GS Entity may make payment of the purchase price upon settlement of the Contract or on one or more predetermined or subsequently specified dates (in each case, a "post-paid forward").

The number of Shares to be delivered by the Issuer to the GS Entity at maturity or settlement of the forward Contract would be fixed, or would depend upon the price of the Shares on a specific valuation date or dates or during a specific period or periods during the term of the Contract (each, a "Reference Price") and the application of a formula to that Reference Price. For illustrative purposes, the formula might involve the parties specifying a floor price (the "Contractual Floor Price") and a cap price (the "Contractual Cap Price") such that, if the Reference Price were below the Contractual Floor Price, then the Issuer would be required to deliver the Maximum Number of Shares to the GS Entity, and if the Reference Price were above the Contractual Floor Price, but below the Contractual Cap Price, the Issuer would be required to deliver between a specified minimum number of Shares and the Maximum Number of Shares. If the Reference Price were above the Contractual Cap Price, the Issuer would be required to deliver a variable or fixed number of Shares, but not below the specified minimum number of shares and not above the Maximum Number of Shares. Another example is a formula that would condition settlement or require termination of the forward, in whole or in part, on the market price per Share meeting or failing to meet a pre-determined trigger level. Regardless of the specific formula applicable to a particular transaction, in all cases, the Issuer would not in any event be required to deliver more than the Maximum Number of Shares to the GS Entity in settlement of the Contract.[2]

---

1 The analysis in this letter applies only to forwards and option-based transactions or a combination of forwards and option-based transactions.

2 Each Contract would include conventional anti-dilution adjustments. We do not believe that the operation of the anti-dilution provisions affects the analysis in this letter.

In an option-based transaction, an Issuer could enter into one or more option transactions; for example, an Issuer could purchase a put option from, or write a call option to, the GS Entity on the Issuer's Shares or enter into a transaction involving a combination of options. An option-based Contract would typically be out-of-the-money or at-the-money (relative to the Share price on the trade date or over the period following the trade date used to initially price the option) at the time of entry, but also could be struck in-the-money. An option-based Contract, if exercised,[3] could require the Issuer to deliver either a fixed number of Shares or a variable number of Shares that would depend on the level of the Reference Price. Comparable to the forward Contracts, the exercisability of an option-based Contract might be conditioned on the market price meeting or failing to meet a pre-determined trigger level. In no event would the Issuer be required to deliver more than the Maximum Number of Shares to the GS Entity.

Whether structured as a forward or as an option, each Contract could have one or more of the following settlement alternatives: physical settlement; cash settlement pursuant to a pre-determined formula based on a Reference Price; or net physical settlement, in which case the Issuer would typically deliver Shares with a value equal to the cash settlement amount. Settlement of a Contract may occur prior to its scheduled maturity, whether as a result of voluntary termination at the option of either party or as a result of an event of default or otherwise.

The Issuer may agree to pledge up to the Maximum Number of Shares to the GS Entity (or to a financial institution for the GS Entity's benefit) at the time of entering into the Contract, or shortly thereafter, in order to secure the Share delivery obligation under the Contract (the "Pledged Shares"). The GS Entity may be entitled under the Contract to rehypothecate or borrow the Pledged Shares, either immediately or after some specified date. Any Pledged Shares so rehypothecated or borrowed would not be returned into the pledge arrangement and reborrowed during the term of the Contract. The Issuer may separately lend up to the Maximum Number of Shares to the GS Entity (or to a financial institution for the GS Entity's benefit) at the time of entering into the Contract or from time to time during the term of the Contract (the "Loaned Shares"). Any Loaned Shares would not be returned to the Issuer and reborrowed during the term of the Contract. The aggregate number of Loaned Shares and Pledged Shares rehypothecated or borrowed may either be netted against the Issuer's delivery obligation under the Contract (as described below) or, if the aggregate number of any Loaned Shares and any Pledged Shares rehypothecated or borrowed exceeds the number of Shares to be delivered by the Issuer under the Contract, returned to the Issuer. In no event will the aggregate number of Pledged Shares rehypothecated or borrowed, Loaned

3 The option-based Contract might have any variety of exercise styles, for example, American, European, Bermudan (i.e., exercisable only on specified dates during the term of the Contract) or automatic exercise, and may be of any duration.

Shares borrowed and Shares delivered by the Issuer on settlement of the Contract (as discussed below) exceed the Maximum Number of Shares.

B. Registration and Sales of Shares.

The Issuer will be eligible to file a registration statement on Form S-3 or F-3 for a primary offering of securities, and before entering into a Contract, the Issuer would file a registration statement under the Securities Act covering at least the Maximum Number of Shares covered by the Contract. The registration statement would include Rule 415 undertakings, when applicable, and, to the extent the offering involves an at-the-market offering, the offering would comply with the requirements of Rule 415(a)(4). The registration statement would reflect a primary offering by the Issuer of at least the Maximum Number of Shares, and the plan of distribution contained in the registration statement would contemplate the possibility of a Contract and the related selling activity to be conducted as part of the GS Entity's hedging of the Contract.[4]

Following the registration statement filed by the Issuer under the Securities Act being declared effective, the GS Entity would hedge its exposure with respect to the Contract by selling Shares as follows.[5] The GS Entity would sell the

---

4 A sample "Plan of Distribution" could include the following type of disclosure:

> The Company may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the Company or borrowed from the Company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Company in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

5 To the extent that any of these sales constitute "short sales" (within the meaning of Rule 3b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), the GS Entity would comply with any applicable requirements of Rule 10a-1 under the Exchange Act.

Maximum Number of Shares, delivering current prospectuses in connection with those sales, and purchase[6] the number of Shares needed to reduce its short position to the desired initial hedge level. The manner and timing of those sales and purchases will depend on how the Contract is being priced.

The Contract may be priced on a "block" basis, meaning that pricing will be based on a fixed "at risk" price agreed between the GS Entity and the Issuer that is applied to the Maximum Number of Shares under the Contract. In that case, the GS Entity will sell the desired initial hedge number of Shares commencing on the trade date of the Contract and subsequently the GS Entity will make a series of additional sales and purchases, in offsetting amounts in the aggregate but in a manner designed to avoid the matching or crossing of those sales and purchases. Prospectuses would be delivered with respect to the initial and additional sales until the Maximum Number of Shares had been sold. The terms of the Contract would not be based on the prices of any of these sales and purchases nor would the Issuer have an economic interest in these sales and purchases. The relief requested in this letter is not limited by size (or delta) of the initial hedge.

Alternatively, the Contract may be priced on an "agency" basis using one of two methods. Under the first method, pricing will be based on the GS Entity's actual execution of sales of the Maximum Number of Shares. In this case, the GS Entity will sell the Maximum Number of Shares on one or more days and contemporaneously purchase (in the same manner described in the previous paragraph) the number of shares needed to reduce the GS Entity's short position to the desired initial hedge level. The Issuer, however, will not have an economic interest in the purchases nor will the purchase prices be used to determine the terms of the Contract. Under the second method, pricing will be based on the GS Entity's actual execution of sales of the desired initial hedge number of Shares on one or more days and thereafter the GS Entity will make a series of additional sales and purchases (in the same manner described in the previous paragraph), until the Maximum Number of Shares have been sold. The terms of the Contract would not be based on the prices of such additional sales and purchases nor would the Issuer have an economic interest in such additional sales and purchases. Again the relief requested in this letter is not limited by the size (or delta) of the initial hedge, but in all cases prospectuses will be delivered with respect to sales of the Maximum Number of Shares.

---

6 In all cases the Shares will be "actively traded" within the meaning of Rule 101(c)(1) of Regulation M under the Exchange Act, so the GS Entity would not be prohibited from effecting purchases of securities of the same class as the Shares (or any reference security) during any applicable restricted period under Regulation M.

Subsequent to the sale of the Maximum Number of Shares pursuant to a registration statement, the GS Entity may sell and purchase Shares as dynamic adjustments to its hedge position, and no prospectus would be delivered in connection with these sales. No Pledged Shares or Loaned Shares would be used to settle any such sales. Under either hedging alternative (block or agency) discussed above, the GS Entity would conduct its dynamic hedging sale and purchase activity in its sole discretion, making all decisions about the timing, size and prices of those sales and purchases independently of the Issuer. The terms of the Contract would not be based on the sales and purchase prices of any such dynamic hedging transactions nor would the Issuer have an economic interest in those sales and purchases. We believe that the dynamic hedging sales would be exempt from registration under Section 5 pursuant to Section 4(1) or 4(3), as applicable. No registration statement would be filed, and no prospectus would be delivered, in connection with the delivery of any Shares to settle any hedging sales after such time as the Maximum Number of Shares have been sold.

In all cases, the GS Entity would close out existing open borrowings of stock relating to its hedging sales by delivery of (i) Shares otherwise owned by the GS Entity or borrowed from other stock lenders (other than the Issuer), (ii) Pledged Shares that have been rehypothecated or borrowed by the GS Entity from the relevant collateral arrangement or Loaned Shares that have been borrowed from the Issuer, either immediately or at some later date or (iii) Shares received from the Issuer upon settlement of a Contract. No registration statement will be filed, and no prospectus would be delivered, in connection with the delivery of any such Shares, Pledged Shares or Loaned Shares to close out the open borrowings. Pledged or Loaned Shares will be used only to close out open stock borrowings resulting from sales used to hedge the Contract or to settle sales where prospectuses have been delivered.

Upon physical or net physical settlement of a Contract, the Issuer would deliver the applicable number of Shares to the GS Entity, and the GS Entity would deliver such Shares to stock lenders to close out open borrowings of stock relating to its hedge. If the registered hedging sales had been settled by delivery of Pledged Shares or Loaned Shares, or outstanding open borrowings of stock relating to its hedge were closed out by delivery of the Pledged Shares pursuant to the GS Entity's rehypothecation or borrow right or the Loaned Shares borrowed during the term of a Contract, the obligation of the Issuer to deliver Shares upon physical or net physical settlement would be netted, in whole or in part, against the obligation of the GS Entity to return those Pledged Shares or Loaned Shares to the Issuer. In no event would the aggregate number of any Pledged Shares rehypothecated or borrowed and any Loaned Shares borrowed plus the Shares delivered by the Issuer to the GS Entity on settlement of the Contract (after giving effect to any such netting) exceed the Maximum Number of Shares.

In the event that the Contract is settled in cash or pursuant to net physical settlement, the GS Entity would purchase Shares in the public market in order to close out the open borrowings of stock relating to its hedge. If the hedging sales had been covered by delivery of Pledged Shares or Loaned Shares, the Shares purchased in the open market would be used to replace the Pledged Shares or Loaned Shares required to be returned to the Issuer by the GS Entity.

II. Interpretive Request

Under the circumstances described above, we believe, and we respectfully request the staff to concur in our belief, that the hedging sales of the Maximum Number of Shares by the GS Entity may be appropriately treated for purposes of Section 5 of the Securities Act as a primary offering of those Shares by the Issuer.

However, as discussed above, a sale of Shares in connection with the GS Entity's dynamic hedging is conducted by the GS Entity in its sole discretion; such sales do not affect the terms of the Contract and the Issuer has no economic interest in those sales. We believe these facts distinguish the dynamic hedging sales from the initial hedging sales. Moreover, we believe that the number of Shares to be registered pursuant to Section 5 in these circumstances should not exceed the maximum number of Shares that may be issued by the Issuer to the GS Entity under the Contract (i.e., the Maximum Number of Shares). Accordingly, we believe, and we respectfully request that the staff concur in our belief, that the number of Shares to be registered pursuant to Section 5 in connection with a Contract should be the Maximum Number of Shares, and that current prospectuses should be required to be delivered only in connection with the initial hedging sales of Shares equal to the Maximum Number of Shares.

We also believe, and respectfully request the staff to concur in our belief, that any Shares received by the GS Entity from the Issuer upon settlement of the Contract, or the Pledged Shares rehypothecated or borrowed or Loaned Shares borrowed by the GS Entity during the term of the Contract, in each case as described above and in an aggregate amount not exceeding the Maximum Number of Shares, may be delivered to close out any open borrowings of stock created in the course of the GS Entity's hedging activities with respect to the Contract, and that neither registration under Section 5 nor delivery of a prospectus is required in connection with that delivery.[7] Moreover, we believe, and respectfully request the staff to concur in our belief, that if the Issuer elects cash settlement or net physical settlement under a Contract, any Shares purchased in the open market to close out any open borrowings of stock, in an aggregate amount not exceeding the difference between the Maximum Number of Shares and the aggregate

---

7 This letter does not address the status under Section 5 of any Shares delivered by the Issuer to the GS Entity, Pledged Shares rehypothecated or borrowed or Loaned Shares that, in each case, are not used to settle registered hedging sales in connection with the Contract or to close out a related open borrowing of stock.

number of any then outstanding rehypothecated or borrowed Pledged Shares or Loaned Shares and any Shares received on settlement of the Contract, could be delivered to the stock lender without registration under Section 5 or delivery of a prospectus.[8]

If you have any questions concerning the foregoing or desire any additional information, please do not hesitate to contact Robert W. Reeder (212-558-3755) or Dennis C. Sullivan (202-956-7554) of Sullivan & Cromwell LLP, Leslie N. Silverman (212-225-2380) or Michael D. Dayan (212-225-2382) of Cleary, Gottlieb, Steen & Hamilton, or Glen A. Rae (212-855-0748) or Randolph A. Stuzin (212-855-0749) of Goldman, Sachs & Co.

Sincerely,

Robert W. Reeder

Leslie N. Silverman

(Attachment)

cc: David Lynn
(Chief Counsel, SEC Division of Corporation Finance)

Glen A. Rae
Randolph A. Stuzin
(Goldman, Sachs & Co.)

Michael D. Dayan
(Cleary, Gottlieb, Steen & Hamilton)

John T. Bostelman
Robert E. Buckholz, Jr.
Dennis C. Sullivan
(Sullivan & Cromwell LLP)

---

8 We believe that the analysis in this letter would also apply if the Contracts were entered into with an affiliate of the Issuer within the meaning of the Securities Act or a holder of restricted securities within the meaning of Rule 144(a)(3) under the Securities Act or securities eligible for resale pursuant to Rule 145(d)(1) under the Securities Act.